                                                                 Brian J. Kearns
                                                         Chief Financial Officer




March 3, 2006

Kevin Woody
Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Dear Kevin:

On Tuesday morning I received your SEC comment letter dated February 27th. I am writing this letter to confirm your agreement to extend Lannett's required response date to this comment letter.

I understand that you granted the requested extension and Lannett is now required to respond to the SEC comment letter no later than Monday, April 3, 2006.

I appreciate your understanding in granting this extension and would like to thank you in advance for being available to address potential questions as we respond to your comments.

Sincerely,



Brian J. Kearns
Chief Financial Officer

cc. Mark Brunhofer